UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	August 28, 2019	By	/s/ Wang Jian
		Name:	Wang Jian
		Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities. The securities referred to herein are not available for general subscription in Hong Kong or elsewhere.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering memorandum. Such offering memorandum will contain detailed information about the company making the offer, its management and financial statements. The securities are being offered only outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. The Company does not intend to make any public offering of securities in the United States.

OVERSEAS REGULATORY ANNOUNCEMENT ANNOUNCEMENT OF LISTING OF 2019 PUBLICLY ISSUED CORPORATE BONDS (FIRST TRANCHE) ON THE SHANGHAI STOCK EXCHANGE

This overseas regulatory announcement of China Eastern Airlines Corporation Limited (the “Company”) is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Pursuant to the relevant requirements on the listing of bonds of the Shanghai Stock Exchange (the “SSE”), the 2019 publicly issued corporate bonds (first tranche) of the Company meets the listing requirements of the SSE, and will be listed on the trading market centralized bidding system and the Integrated Electronic Platform for Fixed-Income Securities of the SSE on 28 August 2019 and will be available to qualified investors.

The elements of the bonds are as follows:

Bond name	2019 Publicly Issued Corporate Bonds (First Tranche) of China Eastern Airlines Corporation Limited
Bond abbreviation	19東航01
Bond code	155618
Credit rating	AAA
Rating agency	China Chengxin Securities Rating Co., Ltd.
Whether qualified for pledged repo	Yes
Pledging bond code (if pledgeable)	154618
Total issuance amount (RMB billion)	3
Bond term	Five years
Annual coupon rate (%)	3.60
Type of interest rate	Fixed interest rate
Frequency of coupon payment	Payment of coupon on a yearly basis
Date of issuance	19 August 2019
Value date	20 August 2019
Listing date	28 August 2019
Expiry date	20 August 2024
Issue price	RMB100 per bond

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Liu Shaoyong
Chairman
Shanghai, the People’s Republic of China 27 August 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee representative Director).

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